SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated November 2, 2015 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated November 2, 2015 the Company reported the summary of the resolutions adopted by the Shareholders' Meeting held on October 30, 2015:

1.	ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by unanimous vote that the representatives of shareholders ANSES FGS, The Bank of New York Mellon (BONY) and IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) approve and sign the minutes of the Shareholders’ Meeting.

2. ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF THE ARGENTINE COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2015.
The meeting resolved by unanimous vote that the documents to be considered by the Shareholders’ Meeting be taken as read and fully approved as submitted to the Shareholders’ Meeting.

3. ITEM THREE: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE.
The meeting approved by unanimous vote the performance of the Board of Directors, each of its members and the audit and executive committees thereof as concerns the activities developed during the fiscal year under review.

4. ITEM FOUR: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE.
The meeting approved by unanimous vote the performance of the Supervisory Committee during the fiscal year under review.

5. ITEM FIVE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2015 FOR $581,269 THOUSAND. CONSIDERATION OF PAYMENT OF A CASH DIVIDEND FOR UP TO $283,582 THOUSAND, IN ADDITION TO THE EARLY DIVIDEND OF $298,500,000 APPROVED BY THE SHAREHOLDERS’ MEETING DATED MARCH 26, 2015.
The meeting approved by majority of votes (I) to ratify the early dividend approved by the shareholders’ meeting dated March 26, 2015  for the sum of $298,500,000; (II) to allocate the sum of $283,582,353 as cash dividends, composed as explained by the Chairman; and (III) to delegate to the Board of Directors the power to implement the payment to the shareholders, within the statutory terms set forth in the applicable laws, as well as the application for and implementation of the payment of such dividend to the ADR holders.

6. ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $76,440,274 (TOTAL COMPENSATION) FOR THE FISCAL YEAR ENDED JUNE 30, 2015, WHICH AMOUNT EXCEEDS BY $43,554,810 THE LIMIT OF FIVE PERCENT (5%) OF THE EARNINGS RECORDED, PURSUANT TO SECTION 261 OF THE ARGENTINE COMPANIES LAW AND REGULATIONS THEREUNDER IN LIGHT OF THE AMOUNT PROPOSED FOR DISTRIBUTION AS DIVIDENDS. DELEGATION ON THE BOARD OF DIRECTORS OF POWERS TO APPROVE THE AUDIT COMMITTEE’S BUDGET.
The meeting approved by majority of votes (i) the compensation payable to the Board of Directors for the sum of $ 76,440,274; (ii) that such compensation sum be allocated and distributed in due course in accordance with the specific duties discharged by its members; (iii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting; and (iv) the express delegation to the Board of Directors of the power to consider, approve and allocate in due course the Audit Committee’s budget.

7. ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2015.
The meeting resolved by majority of votes not to pay any compensation to the Supervisory Committee.

8. ITEM EIGHT: DETERMINATION OF THE NUMBER AND ELECTION OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS DUE TO EXPIRATION OF TERM
The meeting approved by majority of votes:

A) to fix the number of regular directors at 10 and that of alternate directors at 7;

B) to appoint Messrs Eduardo Sergio Elsztain, Saul Zang, Alejandro Gustavo Elsztain, Fernando Adrian Elsztain, Enrique Antonini, Abraham Perelman, Daniel Ricardo Elsztain, Leonardo F. Fernandez, Gaston Armando Lernoud and Andres Freire as REGULAR DIRECTORS and Messrs. Gabriel Adolfo Gregorio Reznik, Juan Manuel Quintana, Salvador Darío Bergel, Mauricio Elías Wior, Pablo Daniel Vergara del Carril, David Alberto Perednik and Marcos Oscar Barylka as ALTERNATE DIRECTORS, noting that in compliance with Section 4, Section III, Chapter I, Title XII of the Rules of the Argentine Securities Commission and the provisions on independence set forth in Section 11, Article III, Chapter III, Title II, Messrs Antonini, Perelman, Fernandez, Freire and Barylka qualify as independent, and that Messrs. Eduardo Sergio Elsztain, Saul Zang, Alejandro Gustavo Elsztain, Fernando Adrian Elsztain, Daniel Ricardo Elsztain, Gaston Armando Lernoud, David Alberto Perednik, Gabriel Adolfo Gregorio Reznik, Juan Manuel Quintana, Salvador Darío Bergel, Mauricio Elias Wior and Pablo Daniel Vergara del Carril qualify as non-independent within the meaning of the applicable laws;

C) to authorize Messrs. Lucila Huidobro and/or María Laura Barbosa and/or Carolina Arroyo and/or Carolina Zang and/or Andrés Chomczyk and/or Francisco Bereciartúa and/or Laura Petruzzello to publish notices in the Official Gazette in connection with the appointment of authorities as proposed hereinabove, file with the Argentine Securities Commission the proceedings for appointment of authorities, file documents, answer notices, withdraw documents and take all such further actions as may be necessary to carry out the above mentioned proceedings.

9. ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE
ANSES FGS expressed its intention to vote by the cumulative voting system.

The meeting approved by majority of votes, as concerns the appointment of both one-third and two-thirds of the vacancies to be filled: (i) to appoint Messrs. José Daniel Abelovich, Marcelo Héctor Fuxman and Noemí Ivonne Cohn as REGULAR STATUTORY AUDITORS and Messrs. Alicia Graciela Rigueira, Sergio Leonardo Kolaczyk and Roberto Daniel Murmis as ALTERNATE STATUTORY AUDITORS for a term of one year, noting that pursuant to the rules of the Argentine Securities Commission the appointees qualify as independent; and (ii) to authorize them to participate in the supervisory committees of other companies pursuant to the provisions of Sections 273 and 298 of the Argentine Companies Law, provided that they observe the confidentiality obligations required in connection with such duties.

10. ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF ITS COMPENSATION. DELEGATION OF POWERS.
The meeting approved by majority of votes (i) that in addition to the sum approved at the former shareholders’ meeting and paid during the fiscal year ended on June 30, 2015, the sum of $330,011 be added as compensation for additional tasks performed by the Certifying Accountant; (ii) that the following firms be appointed certifying accountants for fiscal year 2015/2016 (a) PRICEWATERHOUSE&Co. Member of the firm PriceWaterhouseCoopers, with Eduardo Alfredo Loiacono acting as Regular Independent Auditor and Carlos Martín Barbafina as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with Noemi Ivonne Cohn acting as Regular Independent Auditor and Marcelo Héctor Fuxman as Alternate Independent Auditor; and (iii) to fix at $8,507,562 the amount of fees for professional services as certifying accountant for the fiscal year starting on July 1, 2015, in accordance with the applicable laws.

11. ITEM ELEVEN: UPDATING OF REPORT ON SHARED SERVICES AGREEMENT.
The meeting approved by majority of votes to delegate to the Board of Directors the power to implement a new agreement.

12. ITEM TWELVE: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSETS TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the actions taken by the Board of Directors in connection with the personal tax payable by the shareholders for $93,547.86 and resolved that such tax be fully absorbed by the Company for as long as such decision is not modified by the Shareholders’ Meeting.

13. ITEM THIRTEEN: CONSIDERATION OF INCREASE OF THE AMOUNT OF THE GLOBAL NOTE PROGRAM FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 500,000,000 (FIVE HUNDRED MILLION DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES) THE CREATION OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETINGS DATED OCTOBER 31, 2011 AND MARCH 26, 2015 (THE “PROGRAM”) BY AN ADDITIONAL AMOUNT OF UP TO US$ 100,000,000 (ONE HUNDRED MILLION DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES).
The meeting approved by majority of votes the increase in the Program amount, currently for a maximum outstanding amount of up to U$S500,000,000 (Five Hundred Million U.S. Dollars), by an additional amount of up to U$S100,000,000 (One Hundred Million U.S. Dollars).

14. ITEM FOURTEEN: CONSIDERATION OF: (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION IN THE PROGRAM AMOUNT; (II) RENEWAL OF THE BOARD OF DIRECTORS’ POWERS TO (A) APPROVE, ENTER INTO, DELIVER AND/OR EXECUTE ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND PROCESS BEFORE THE ARGENTINE SECURITIES COMMISSION THE AUTHORIZATION FOR THE PUBLIC OFFERING OF SUCH NOTES; (C) IF APPLICABLE, APPLY FOR AND PROCESS BEFORE ANY AUTHORIZED SECURITIES EXCHANGE OR MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING OF SUCH NOTES; AND (D) CARRY OUT ANY ACTS, DEALINGS, FILINGS AND/OR PROCEEDINGS RELATED TO THE PROGRAM AND/OR THE INCREASE IN ITS AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUBDELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
The meeting approved by majority of votes: (I) to delegate to the Board of Directors the broadest powers to implement the increase and/or reduction in the Program amount and to determine and modify the terms and conditions of the Program, pursuant to the provisions of Negotiable Obligations Law No. 23,576, as amended and regulated, as well as the time, amount, term, placement method and other terms and conditions of the various series and/or tranches of notes issued thereunder; (II) to renew the Board of Directors’ powers to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the Program and/or the implementation of the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and process before the Argentine Securities Commission the authorization for the public offering of such notes; (c) if applicable, apply for and process before any authorized securities exchange or market of Argentina and/or abroad the authorization for listing and trading of such notes; and (d) carry out any acts, dealings, filings and/or proceedings related to the Program and/or the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; and (III) authorization for the Board of Directors to subdelegate the powers and authorizations referred to in items (I) and (II) above to one or more of its members, the Company’s managers or such persons as determined by it in accordance with the applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
November 3, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets